Exhibit 99.1

DIRECTION FINANCIERE DF/FT/Dpt. Financement et Bourse VB n° 543/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to : 212 656 5893 Number of pages : 1

Paris, 1st October 2003

Re : Notice of Repurchase of Ordinary Shares of Total

Dear Sirs,

Please be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 7,100,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending September 30th, 2003, through trades executed on the Paris Bourse. Further more, TOTAL S.A. cancelled 9,900,000 of its ordinary shares on July 16th, 2003.

Before these operations, TOTAL S.A. held 41,493,235 shares in treasury. In addition, at September 30th, 2003, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 63,776,052 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer